June 3, 2010

APH: TSX-V

OTCQB: APCSF

LETTER TO THE SHAREHOLDERS OF ALDA PHARMACEUTICALS CORP.

In public companies, the Management Discussion and Analysis (“MD&A”) that is prepared every quarter provides an overview of a company from its beginning up to the date of the document. The intention is to provide a source of information that fully describes the company to anyone, including a person who has never seen any information on the company before. Due to the level of activity at ALDA Pharmaceuticals Corp. and a long history of events, the MD&A is now almost 50 pages long. The intent of this letter is to summarize the highlights of the quarter ended March 31, 2010.

2010 Olympic and Paralympic Winter Games

During the last quarter, the Company was kept very busy servicing the 2010 Olympic and Paralympic Winter Games. Activities included product preparation and delivery, servicing dispensing equipment for T 36® Antiseptic Hand Sanitizer and, after the Games, removing equipment and managing inventory. ALDA products were seen throughout the Games and received a very positive response. The focus now is to capitalize on the credibility and exposure provided by the Games. We retain our core customers and are committed to servicing the new ones that were established as a result of the Official Supplier status. We are also pursuing the opportunities that occurred from the high demand for sanitation products observed during the last three months of 2009. April and May were very busy with trade shows and visiting customers with outlets and representation across Canada. We are in the process of visiting as many of these outlets as we can and, again, we are receiving a very positive response to ALDA’s products. We are finding that we can differentiate our products from the others due to the safety advantage and effectiveness of the T 36® products. Our association with the Olympics has provided an important way for us to introduce the Company and its products to prospective new customers. Now that the excitement and bustle of the Olympics is over, the job now is expand across Canada and into new territories.

2010 TSX Venture 50

A surprise phone call from the TSX Venture Exchange brought good news. We were advised that ALDA had been selected as one of the 2010 TSX Venture 50. The Exchange describes this group of companies as a ranking of strong performers listed on TSX Venture Exchange comprised of 10 emerging companies in five industry sectors that have been identified as leaders in Canada’s public venture capital market. The selection of the 2010 TSX Venture 50 was based on four equally weighted criteria that include return on investment, trading, analyst coverage and market capitalization growth in Cleantech, Diversified Industries, Mining, Oil & Gas and Technology and Life Sciences sectors. ALDA was Number 3 in Technology and Life Sciences. When we attended the reception in Toronto on April 7, we were able to tell people that we may have been #3 in our category but we were Number 1 on the street because ALDA was the top trader and top gainer. We traded over 14.5 Million shares that day, a new record for ALDA, and the share price increased by 115%. By April 15, over 28 Million shares had traded with 4 houses accounting for over 60% of the trades.

NDC Labeller Code

The triggering event for this rather active trading day was the announcement that ALDA had received its “NDC” (National Drug Code) Labeler Code from the FDA. If products are described in the “1994 Tentative Final Monograph for OTC Healthcare Antiseptic Drug Products” they can be sold without efficacy or toxicology studies due to the known properties of standard ingredients. An example is 60 to 95% ethanol-based hand sanitizers. The labelling requirements for the US are different from Canada and new labels for the first products are in progress.

Australian Patent

Another event that occurred in the last quarter was the issuance of Australian Patent Number 2007237333. This new patent is a continuation of Australian Patent Number 2002322916 that was granted on January 10, 2008. Further protection is now provided for ALDA's T 36® formulation, including the use of T36® to prevent or reduce the transmission of sexually transmitted infections and as a sanitizer or cleanser in the form of creams, ointments and wipes. Since Commonwealth countries, like Australia, represent potential markets for ALDA, having intellectual property protection in place is an important step.

Therapeutic products

Work continues on the registration of T 36® for therapeutic applications. An “IND” (Investigational New Drug”) application was submitted to the FDA early in the new year. The FDA responded with information on what test results  and other information that needs to be provided before human clinical trials may begin. The recent appointment of Dr. Brian Conway to the position of Medical Director will be of great assistance to the Company as we move forward with our clinical plans.

Private Placement

The private placement that was planned in April has been amended twice due to the changing market conditions. Initially, the placement was oversubscribed and the number of Units was increased from 2.5 Million to over 3 Million. Then, the turmoil in Europe took its toll on the market so the price was dropped from $0.20 to $0.15 on May 28. We now have until the end of June to close the placement.

Future plans

The plan for the short term is to focus on sales, introduce new products, pursue product registrations in other countries and prepare the documentation required by the FDA. In the medium term, the goals are to establish agents and sales in other countries and complete the testing required by the FDA to allow human trials. In the long term, the Company will focus on completion of the clinical trials for the therapeutic products. We expect this to keep us quite busy for some time and to make the MD&A even longer.

“Terrance Owen”

Terrance G. Owen, Ph.D., M.B.A.

President & CEO

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves ALDA’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. ALDA generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to ALDA as of the date of this release, and ALDA assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of ALDA and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

ALDA Pharmaceuticals Corp. 635 Columbia Street, New Westminster, BC V3M 1A7 Canada Telephone [604] 521.8300 - Facsimile [604] 521.8322 www.aldacorp.com